Clariant International Ltd   Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.





CH-4132 Muttenz 1, October 13, 2008

Investor Relations
Edith Kahlmeier
Tel.: +41 61 469 6748
Fax: +41 61 469 6767
E-Mail: edith.kahlmeier@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:

- Ad-hoc Announcement:
  - **„Johann Steiner, Head of Group Human Resources, to Leave Clariant"**

Yours sincerely,

Clariant International Ltd

Edith Kahlmeier
Clariant Investor Relations

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

13 October 2008

Media Release

Clariant International Ltd

Johann Steiner, Head of Group Human Resources, to Leave Clariant

Muttenz, October 13, 2008 – Clariant today announced that Johann Steiner (42), Head of Group Human Resources, has decided to leave the company to pursue other opportunities. The decision takes immediate effect and his successor will be announced in due course.

"I would like to thank Johann for the significant contribution he has made to Clariant, which has helped to ensure our company is an employer of choice in our sector. I wish him success in his future career," said Clariant CEO Hariolf Kottmann,

Johann Steiner joined Clariant in 2002 and became a member of the Board of Management in 2007.

ENDS

Media Contacts

Arnd Wagner   Phone +41 61 469 61 58
Email arnd.wagner@clariant.com

Nigel Thornton   Phone + 41 61 469 67 43
Email nigel.thornton@clariant.com

Investor Relations Contacts

Ulrich Steiner   Phone +41 61 469 67 45
Email ulrich.steiner@clariant.com

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END